Exhibit 99.4

Report of Management on Compliance

We, as members of management of Onyx Acceptance Corporation (“Onyx”), a wholly-owned subsidiary of Capital One Auto Finance, Inc. (“COAF”), which is a wholly-owned subsidiary of Capital One Financial Corporation, are responsible for complying with the requirements of Sections 2.04(a), 2.04(b), 3.07, 3.08(a), 3.09(a), 4.02(a), 4.02(e) of the Sale and Servicing Agreement dated as of July 21, 2005 between Onyx Acceptance Owner Trust 2005-B, Onyx Acceptance Financial Corporation, Onyx Acceptance Corporation, and JP Morgan Chase Bank, N.A. which was filed with the Securities and Exchange Commission on Form 8-K on July 26, 2005 (the “Agreement”) regarding the Onyx Acceptance Owner Trust 2005-B Class A Notes.  We are also responsible for establishing and maintaining effective internal control over compliance with the requirements referred to in the preceding sentence.

An evaluation of Onyx’s compliance with the requirements of Sections 2.04(a), 2.04(b), 3.07, 3.08(a), 3.09(a), 4.02(a), 4.02(e) of the Agreement as of December 31, 2005 and for the year then ended has been performed under our supervision.  Based on this evaluation, we assert that as of and for the year ended December 31, 2005, Onyx complied in all material respects with the requirements of these sections of the Agreement.

Onyx Acceptance Corporation		Onyx Acceptance Corporation

By:	/s/ David R. Lawson	By:	/s/ Patrick C. Gray
Name:	David R. Lawson	Name:	Patrick C. Gray
Title:	Chairman	Title:	Assistant Vice President

March 30, 2006